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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing

FEB 2 2 2024

Washington DC

SEC FILE NUMBER

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2023** AND ENDING **12/31/2023**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Pederson&Co LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 NW 6th Street #4008

(No. and Street)

Miami	**FL**	**33136**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Zachary Pederson	**651-271-7219**	zpederson@pedersonco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company

(Name – if individual, state last, first, and middle name)

2617 Huntingdon Pike	**Huntingdon Valley**	**PA**	**19006**
(Address)	(City)	(State)	(Zip Code)

09/18/2003	**169**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Zachary Pederson_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Pederson & Co, LLC_____, as of 12/31_____, 2 023___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

IAN REGALADO
Notary Public
Minnesota
My Commission Expires
Jan 31, 2028

Signature: _____

Title: _____
LEO

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and
Those Charged With Governance of
Pederson & Co, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pederson & Co, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

sanville and company

We have served as Pederson & Co, LLC's auditor since 2022.
Huntingdon Valley, Pennsylvania
February 11, 2024

Pederson & Co, LLC
Statement of Financial Condition
December 31, 2023

Assets

Cash	$	74,941
Accounts receivable		15,000
Allowance for bad debt		(15,000)
Prepaid expenses and other assets		4,263
Total assets	$	79,204

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	12,218
Due to parent		36,083
Total liabilities		48,301
Member's equity		
Total Member's equity		30,903
Total liabilities and member's equity	$	79,204

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1. **Organization**

    Pederson & Co, LLC (the "Company"), was organized in Delaware on March 26, 2021. On March 9, 2022, the Company received approval to become a broker-dealer and as such is registered as a broker-dealer with the Securities and Exchange Commission ('SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company, formally known as Loon Advisors LLC, is a wholly owned subsidiary of Lagoon Capital Holdings Inc. (the "Parent"). The Company's business activities include private placement of securities on a best-efforts basis and investment banking M&A advisory services.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

    Cash and Cash Equivalents
    The Company considers all demand and time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

    Use of Estimates
    The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimated that were used.

    Revenue Recognition
    The Company has adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") ASC Topis 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. The adoption of this standard had no effect on the Company's financial statements.

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2. Summary of Significant Accounting Policies (continued)

The Company's principal source of revenue is derived from M&A advisory and service fees. M&A advisory fees are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is canceled. Retainers and other fees from customers prior to recognizing revenues are reflected as deferred liabilities.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state, and certain local income taxes. Accordingly, the Company has not provided for income taxes.

At December 31, 2023, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. Related Party Transactions

Pursuant to an administrative services agreement with the Parent, the Company recorded occupancy, compensation and other general and administrative expenses based on the terms and conditions stipulated in this agreement. The balance due to the Parent under this arrangement was $36,083 and is included in Due to parent on the Statement of Financial Condition on December 31, 2023.

4. Net Capital Requirements

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregated indebtedness as defined to net capital, shall not exceed 8 to 1. The rule also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company's net capital was $26,640 which was $21,640 in excess of its computed minimum net capital requirement of $5,000.

5. Concentration of Credit Risk

Cash consists of cash in banks, primarily held at financial institutions which at times may exceed federally insured limits of $250,000. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to the se balances. At December 31, 2023 the Company's balances did not exceed the insured limits.

6. **Exemption Rule 15c3-3**

The Company is relying on Footnote 74 of the SEC Release No. 34-70073 as it does not and will not hold customer funds or securities and has not been subject to the reserve computation or possession and control provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

7. **Subsequent Events**

The Company's net capital fell below its minimum required, see Note 4, on January 31, 2024 and was corrected by a deposit of $25,000 on February 5, 2024. The Company did not conduct a securities business during that time.

The Company has evaluated subsequent events from the statement of financial condition date through February 11, 2024, the date at which the financial statements were issued and determined there were no other items to disclose except for the aforementioned violation of net capital.